

February 1, 2012

<u>Via E-mail</u>
Mr. Henry Stupp
Chief Executive Officer
Cherokee, Inc.
6835 Valjean Avenue
Van Nuys, CA 91406

      Re: **Cherokee, Inc.**
              Form 10-K for Fiscal Year Ended January 29, 2011
              Filed April 14, 2011
              Supplemental Response Submitted January 13, 2012
              File No. 000-18640

Dear Mr. Stupp:

We have reviewed your filing and response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19

Results of Operations, page 25

Fiscal 2011 Compared to Fiscal 2010, page 26

1.   We note in your response to comment two of our letter dated December 14, 2011 that as a result of your arrangements with licensees, you often do not have the information necessary to determine the effects of any changes in prices, volume or mix on either the retailer's sales of licensed products or your recorded royalty revenue. In future filings and to the extent applicable, please clearly indicate in your results of operations

discussion that you do not have the information necessary to determine the effects of any changes in prices, volume or mix.

Notes to Consolidated Financial Statements, page 40

9. Subsequent Events, page 55

Promissory Notes, page 55

2. We note in your response to comment 4(c) of our letter dated December 14, 2011 that you consummated the repurchase of the 400,000 shares on February 7, 2011. Please tell us the fair value of the 400,000 shares on February 7, 2011. To the extent that the amount paid exceeded the fair value on the repurchase date, tell us how you considered the ASC 718-20-35-7 requirement to recognize any such excess as additional compensation cost.

You may contact Steve Lo at 202-551-3394 or John Archfield at 202-551-3315 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Mining